Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120274-27

Supplement to Prospectus Supplement dated June 26, 2005
(to Prospectus Dated December 1, 2004)

$942,297,232
(Approximate at Time of Issuance)

Mortgage Pass-Through Certificates, Series 2005-6F

GSR Mortgage Loan Trust 2005-6F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

The Bank of New York Mellon1
Master Servicer and Securities Administrator

U.S. Bank National Association2
Trustee

Countrywide Home Loans Servicing LP
JPMorgan Chase Bank, National Association
PHH Mortgage Corporation
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated June 26, 2005 (the “Prospectus Supplement”) to the prospectus dated December 1, 2004 (the “Prospectus”) relating to the GSR Mortgage Loan Trust 2005-6F Mortgage Pass-Through Certificates, Series 2005-6F.  This Supplement supersedes in its entirety the supplement dated October 10, 2008 to the Prospectus Supplement.

Capitalized terms used, but not defined, in this Supplement shall have the meanings given to them in the Prospectus Supplement.

_____________________
 1 Succeeded JPMorgan Chase Bank; see page S2-12 below.
 2 Succeeded Wachovia Bank, National Association; see page S2-12 below.

(continued on following pages)

THE CLASS B2 CERTIFICATES AND CLASS B3 CERTIFICATES ARE NOT OFFERED UNDER THIS SUPPLEMENT

Goldman, Sachs & Co.
The date of this supplement is July 17, 2009

•	The table appearing on the cover of the Prospectus Supplement is revised by adding footnote (10) in the columns entitled “S&P Rating” and “Moody’s Rating” as follows:

Class	Approximate Initial Class Principal or Notional Balance(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	S&P Rating(4)	Moody’s Rating(4)	Rated Final Distribution Date(5)

1A-1	$177,583,875	5.00%	Senior	Fixed	AAA	Aaa(10)	July 2035
1A-2	$ 50,000,000	5.25%	Senior	Fixed	AAA	Aaa(10)	July 2035
1A-3	$ 25,369,125	Floating(7)	Senior	Floating	AAA	Aaa(10)	July 2035
1A-4	$ 25,369,125(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
1A-5	$ 48,830,000	5.25%	Senior	Fixed	AAA	Aaa(10)	July 2035
1A-6	$ 31,272,000	5.25%	Super Senior/NAS	Fixed	AAA	Aaa(10)	July 2035
1A-7	$ 2,259,000	5.25%	Senior Support/NAS	Fixed	AAA	Aa1(10)	July 2035
2A-1	$ 25,343,000	Floating(7)	Senior	Floating	AAA	Aaa(10)	July 2035
2A-2	$ 25,343,000(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
3A-1	$ 45,000,000	Floating(7)	Senior	Floating	AAA	Aaa(10)	July 2035
3A-2	$ 30,000,000	Floating(7)	Super Senior	Floating	AAA	Aaa(10)	July 2035
3A-3	$45,000,000(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
3A-4	$30,000,000(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
3A-5	$ 15,664,000	6.00%	Senior/NAS	Fixed	AAA	Aaa(10)	July 2035
3A-6	$ 86,000,000	Floating(7)	Super Senior	Floating	AAA	Aaa(10)	July 2035
3A-7	$ 86,000,000(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
3A-8	$ 3,237,000	Floating(7)	Senior Support	Floating	AAA	Aa1(10)	July 2035
3A-9	$ 89,237,000(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
3A-10	$ 3,086,000	6.00%	Senior Support/NAS	Fixed	AAA	Aa1(10)	July 2035
3A-11	$ 31,036,875	Floating(7)	Senior	Floating	AAA	Aaa(10)	July 2035
3A-12	$ 31,036,875(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	July 2035
3A-13	$100,000,000	5.50%	Senior	Fixed	AAA	Aaa(10)	July 2035
3A-14	$ 32,878,000	5.50%	Senior/PAC	Fixed	AAA	Aaa(10)	July 2035
3A-15	$ 52,150,000	5.50%	Senior/PAC	Fixed	AAA	Aaa(10)	July 2035
3A-16	$ 52,383,000	5.50%	Senior/SUP	Fixed	AAA	Aaa(10)	July 2035
3A-17	$ 23,586,000	5.50%	Senior/AD	Fixed	AAA	Aaa(10)	July 2035
3A-18	$ 23,586,125	5.50%	Senior/Z	Fixed	AAA	Aaa(10)	July 2035
3A-19	$ 29,490,000	5.50%	Super Senior/NAS	Fixed	AAA	Aaa(10)	July 2035
3A-20	$ 2,130,000	5.50%	Senior Support/NAS	Fixed	AAA	Aa1(10)	July 2035
4A-1	$ 20,000,000	Floating(7)	Senior	Floating	AAA	Aaa(10)	June 2035
4A-2	$ 20,000,000(6)	Floating(7)	Senior/IO	Floating	AAA	Aaa(10)	June 2035
4A-3	$ 5,048,000	6.00%	Senior/NAS	Fixed	AAA	Aaa(10)	June 2035
A-P	$ 716,232	0.00%	RSTP/PO	Fixed	AAA	Aaa(10)	July 2035
B1	$ 15,200,000	Variable(8)	SUB	Variable	AA(11)	NR(9)	July 2035
B2	$ 7,124,000	Variable(8)	SUB	Variable	A(11)	NR(9)	July 2035
B3	$ 3,325,000	Variable(8)	SUB	Variable	BBB(11)	NR(9)	July 2035

__________________

(10)
The ratings on the Class 1A-1 Certificates, Class 1A-2 Certificates, Class 1A-3 Certificates, Class 1A-4 Certificates, Class 1A-5 Certificates, Class 1A-6 Certificates, Class 1A-7 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-10 Certificates, Class 3A-11 Certificates, Class 3A-12 Certificates, Class 3A-13 Certificates, Class 3A-14 Certificates, Class 3A-15 Certificates, Class 3A-16 Certificates, Class 3A-17 Certificates, Class 3A-18 Certificates, Class 3A-19 Certificates, Class 3A-20 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class 4A-3 Certificates and Class A-P Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of the Certificates Have Been Downgraded” below.

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(11)
The ratings on the Class B1 Certificates, Class B2 Certificates and Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•	The following Risk Factors are added to the Prospectus Supplement:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, housing prices and appraisal values in many states have been declining after extended periods of significant appreciation.  The decline of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan sellers have implemented more restrictive underwriting criteria for loans.  This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan sellers being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many subprime, Alt-A and other nonprime loan sellers as well as prime loan sellers.  In some cases, such deterioration has caused certain loan sellers to cease operations.

For recent developments regarding Countrywide

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Home Loans, Inc., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of Countrywide Home Loans, Inc. and its Affiliates” below.  For recent developments regarding JPMorgan Chase Bank, National Association, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of JPMorgan Chase Bank, N.A. and its Affiliates” below.  For recent developments regarding PHH Mortgage Corporation, one of the loan sellers, and its parent company, see “Recent Developments in Respect of PHH Mortgage Corporation” below.

Any such deterioration could adversely affect the ability of a loan seller to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by loan sellers

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many loan sellers that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, some sources have reported that default rates on Alt-A and other prime mortgage loans have also increased.

In response to the deterioration in the performance of prime and nonprime mortgage loans, the rating agencies have taken action with respect to a large number of prime and nonprime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to securitizations and prime securitizations in response to either the deteriorating delinquency, default and loss rates on prime and nonprime mortgage loans or the perception that such

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deterioration may occur in the future.

A number of state regulatory authorities have taken action against certain loan sellers and servicers for alleged violations of state laws.  Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity’s ability to realize on the mortgage loans.  See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences.  Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

The Ratings on Certain Classes of the Certificates Have Been Downgraded
Standard & Poor’s Rating Services, a division of The McGraw Hill Companies, Inc. (“S&P”), has downgraded its rating of certain classes of the certificates as follows: (i) the Class B1 Certificates have been downgraded from “AA” to “BBB+”; (ii) the Class B2 Certificates have been downgraded from “A” to “B-”; (iii) the Class B3 Certificates have been downgraded from “BBB” to “CCC”; (iv) the Class B4 Certificates have been downgraded from “BB” to “CC”; and (v) the Class B5 Certificates have been downgraded from “B” to “D”.

Moody’s Investors Service (“Moody’s”) has placed its rating of “Aaa” on the Class 1A-1 Certificates, Class 1A-2 Certificates, Class 1A-3 Certificates,

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Class 1A-4 Certificates, Class 1A-5 Certificates, Class 1A-6 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-7 Certificates, Class 3A-9 Certificates, Class 3A-11 Certificates, Class 3A-12 Certificates, Class 3A-13 Certificates, Class 3A-14 Certificates, Class 3A-15 Certificates, Class 3A-16 Certificates, Class 3A-17 Certificates, Class 3A-18 Certificates, Class 3A-19 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class 4A-3 Certificates and Class A-P Certificates and its rating of “Aa1” on the Class 1A-7 Certificates, Class 3A-8 Certificates, Class 3A-10 Certificates and Class 3A-20 Certificates on review for possible future downgrade.

There can be no assurance that these classes of certificates will not be downgraded or downgraded further, as the case may be; or that other classes of certificates will not be downgraded in the future.

The Class B2 Certificates, Class B3 Certificates, Class B4 Certificates and Class B5 Certificates are not offered by this prospectus supplement.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A, other nonprime loan sellers as well as prime loan sellers.  Due to these developments affecting these loan sellers, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.  In taking any actions or engaging in other transactions with those loan sellers, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such loan sellers that are not included in the issuer, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans.  Goldman

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Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan sellers if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such sellers on behalf of the issuer or with respect to mortgage loans included in the trust fund.

The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans
Each of the loan sellers has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase the defective mortgage loan.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

For recent developments regarding Countrywide Home Loans, Inc., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of Countrywide Home Loans, Inc. and its Affiliates” below.  For recent developments regarding JPMorgan Chase Bank, National Association, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of JPMorgan Chase Bank, N.A. and its Affiliates” below.  For recent developments regarding PHH Mortgage Corporation, one of the loan sellers, and its parent company, see “Recent Developments in Respect of PHH Mortgage Corporation” below.

Violation of Various Federal State and Local Laws May Result in	There has been continuous focus by state and federal banking regulatory agencies, state

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Losses on the Mortgage Loans
attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies, primarily in the subprime, Alt-A and other nonprime sectors, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of loan sellers.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to

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damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, a loan seller’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable loan seller has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the applicable loan seller will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations that materially and adversely affects the value of a mortgage loan, the applicable loan seller will be obligated to cure such breach or repurchase the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any servicer that could prohibit such servicer from pursuing foreclosure actions or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on page 4 of the Prospectus is deleted in its entirety and replaced by the following:

Your certificates may be affected by the geographic concentration of the mortgaged properties securing the mortgaged loans. Different geographic regions of the United States from time to time will experience weaker regional economic conditions and housing markets, and,

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consequently, may experience higher rates of loss and delinquency on mortgage loans. In addition, certain regions may experience natural disasters, including earthquakes, fires, floods and hurricanes and major civil disturbances, each of which may adversely affect property values and the ability of mortgagors to make payments on their mortgage loans. Any concentration of the mortgage loans in a region may present risk considerations in addition to those generally present for similar mortgage-backed securities without that concentration. This may subject the mortgage pool to the risk that a downturn in the economy or the susceptibility to natural disasters and major civil disturbances in this region of the country would more greatly affect the mortgage pool than if the mortgage pool were more diversified.

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any loan seller or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this prospectus supplement.

•
The Risk Factor entitled “Delinquencies Due to Servicing Transfer” on page S-27 of the Prospectus Supplement is deleted in its entirety and replaced with the following Risk Factor, and all references in the Prospectus Supplement to the Risk Factor entitled “Delinquencies Due to Servicing Transfer” shall be deemed to be references to the Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates”:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company’s mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial

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primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For additional information about the succession of the Master Servicer role by The Bank of New York Mellon, see “Succession of Master Servicer and Securities Administrator by The Bank of New York Mellon” below.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see “Recent Developments in

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Respect of Countrywide Home Loans, Inc. and its Affiliates” below.  For recent developments regarding JPMorgan Chase Bank, National Association, one of the servicers, and its affiliates, see “Recent Developments in Respect of JPMorgan Chase Bank, N.A. and its Affiliates” below.  For recent developments regarding PHH Mortgage Corporation, one of the servicers, and its parent company, see “Recent Developments in Respect of PHH Mortgage Corporation” below.

•
Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following sections are added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Succession of Master Servicer and Securities Administrator by The Bank of New York Mellon

On October 2, 2006, the sale by JPMorgan Chase Bank, N.A. of select portions of the corporate trust business, including municipal and corporate and structured finance trusteeships, to The Bank of New York was closed.  As a result of this sale, on October 2, 2006 The Bank of New York became the successor master servicer and securities administrator.

The Bank of New York Mellon (“BNYM”) will act as the master servicer for the Mortgage Loans pursuant to the terms of the trust agreement.  BNYM is a New York state chartered bank, a wholly-owned subsidiary of The Bank of New York Mellon Corporation and has been engaged in the master servicing business since 2006.  BNYM has advised the Depositor that as of December 31, 2008, BNYM was acting as master servicer for residential mortgage-backed securities with an aggregate outstanding principal balance of approximately $19,143,753,000.

BNYM will act as securities administrator and custodian for the Mortgage Loans.  BNYM has advised the Depositor that as of December 31, 2008, BNYM was acting as securities administrator for mortgage-backed securities and asset-backed securities with an aggregate outstanding collateral balance of approximately $28.8 billion.  BNYM has provided securities administration services since October 2006.

Recent Developments in Respect of U.S. Bank as Trustee

U.S. Bank National Association (“U.S. Bank”) has succeeded Wachovia Bank National Association as Trustee under the Trust Agreement.  U.S. Bancorp, with total assets exceeding $266 billion as of December 31, 2008, is the parent company of U.S. Bank, the sixth largest commercial bank in the United States.  As of December 31, 2008, U.S. Bancorp served approximately 14.9 million customers, operated 2,791 branch offices in 24 states and had over 54,000 employees.  A network of specialized U.S. Bancorp offices across the nation, inside and outside its 24-state footprint, provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, governments and institutions.

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Recent Developments in Respect of JPMorgan Chase Bank, N.A. and its Affiliates

In an announcement on February 27, 2009 (the “February 27th Announcement”), Standard and Poor’s Ratings Services (“S&P”) affirmed its “Strong” ranking on Chase Home Finance LLC (“Chase”) as a residential mortgage servicer and residential subprime mortgage servicer. Chase acts as a subservicer for JPMorgan Chase Bank, N.A., one of the servicers.  The February 27th Announcement also indicated that the outlook is “Negative” due to S&P’s concerns regarding the integration of two large servicing entities purchased by Chase in 2008.

Recent Developments in Respect of Countrywide Home Loans, Inc. and its Affiliates

In an announcement made on September 27, 2007 (the “September 27th Announcement”), Moody’s Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of Countrywide Home Loans, Inc. (“CHL”), one of the loan sellers, as a primary servicer of prime loans.  In addition, Moody’s has downgraded CHL’s servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”.  Moody’s has also placed these ratings on review for possible further downgrade.  In the September 27th Announcement, Moody’s also assigned the above ratings to Countrywide Home Loan Servicing, LP (“Countrywide Servicing”), one of the servicers.

Pursuant to a Form 25-NSE filed on July 1, 2008, Countrywide Financial Corporation (“Countrywide”), the parent company of CHL and Countrywide Servicing, delisted its common stock from the New York Stock Exchange effective July 1, 2008.

Pursuant to a Form 8-K filed on July 8, 2008 (the “July 8th Announcement”), Countrywide announced that on July 1, 2008, Countrywide completed its merger with Red Oak Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Bank of America Corporation (“Bank of America”).  Upon consummation of the merger, Red Oak Merger Corporation was renamed “Countrywide Financial Corporation”.  Additionally, the July 8th Announcement stated that several Countrywide agreements were amended and that Red Oak Merger Corporation assumed the obligations of Countrywide under such amended agreements. The July 8th Announcement also announced that Red Oak Merger Corporation terminated various credit facilities of Countrywide and repaid all outstanding borrowings plus accrued interest and fees under such terminated credit facilities.

In an announcement made on August 5, 2008 (the “August 5th Announcement”), S&P lowered its rankings on CHL, from “Strong” to “Above Average” in the following categories: residential mortgage servicer, residential subprime mortgage servicer, residential mortgage special servicer, and residential subordinate-lien servicer. Concurrently, S&P removed the rankings from CreditWatch negative and assigned a developing outlook.

According to the August 5th Announcement the downgrades by S&P primarily reflect S&P’s view of various regulatory investigations and actions that CHL is facing regarding its bankruptcy practices described below.  The August 5th Announcement indicated that the developing outlook acknowledges uncertainties about the progression of CHL’s recent acquisition by Bank of America, as S&P believes that the integration will require significant planning due to CHL’s multiple sites and the different technology platforms in place at both companies.

The August 5th Announcement stated that according to certain filings made public in connection with legal actions initiated by certain Chapter 13 bankruptcy trustees, allegations

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have surfaced that CHL assessed inappropriate fees with the courts on borrowers who filed for Chapter 13 bankruptcy protection. The August 5th Announcement states that CHL is also subject to certain investigations by the Office of the U.S. Trustee, which is overseen by the U.S. Department of Justice. This includes an investigation by the Office of the U.S. Trustee into the mortgage servicing system of CHL to discern evidence of possible errors affecting items such as mishandled payments and assessment of improper charges. The August 5th Announcement states that CHL is currently attempting to resolve these discrepancies with the appropriate regulatory authorities.

The August 5th Announcement indicated that the ratings outlook is developing, that S&P remains uncertain how the eventual integration of CHL and Bank of America will progress, and that recent announcement that a Bank of America executive manager will oversee the combined mortgage division contrasted with previous plans, adding further uncertainty to the equation.  The August 5th Announcement states that although CHL continues to evidence servicing efficiencies, S&P is concerned about how the CHL’s bankruptcy issues and the challenges involved with a large-scale integration will affect CHL’s operations.

Pursuant to a Rule 424(b)(3) filing made with respect to the CHL Mortgage Pass-Through Trust 2007-9 securitization (the “CWMBS Securitization”) on or about October 28, 2008 (the “October 28th Filing”) by CWMBS Inc., a limited purpose finance subsidiary of Countrywide (“CWMBS”), CWMBS announced that complaints alleging violations of the federal securities laws have been filed in Los Angeles Superior Court against various parties who participated in certain securitization transactions effected by CWMBS and its affiliates between January 2005 and late December 2007. The October 28th Filing indicated that the complaints name as defendants Countrywide, CHL, Countrywide Servicing, Countrywide Securities Corporation, CWABS, Inc., CWALT, Inc., CWHEQ, Inc., CWMBS and certain individuals who served as directors of CWMBS and its affiliates during the applicable period, along with other unaffiliated entities.  The October 28th Filing indicated that the complaints allege, among other things, that the mortgage loans transferred to the various securitization trusts of Countrywide were not originated in accordance with the underwriting guidelines and underwriting process that were disclosed in the applicable prospectus supplements. The October 28th Filing indicated that the complaints seek unspecified monetary damages and other forms of relief.

In addition, the October 28th Filing indicated that certain state and local government officials have filed proceedings against Countrywide, CHL and Countrywide Servicing, including lawsuits brought by the state attorneys general of California, Connecticut, Florida, Illinois, Indiana and West Virginia. The October 28th Filing indicated that the lawsuits alleged, among other things, that Countrywide, CHL and Countrywide Servicing violated state consumer protection laws by engaging in deceptive marketing practices designed to increase the volume of loans they originated and then sold into the secondary market and (according to certain of the complaints) by improperly servicing loans. The October 28th Filing indicated that the lawsuits have sought various remedies, including among other things, restitution, other monetary relief, penalties and rescission or reformation of mortgage loans made to consumers. In addition, the October 28th Filing indicated that the Director of the Washington State Department of Financial Institutions has commenced an administrative proceeding against CHL alleging, among other things, that CHL did not provide borrowers with certain required disclosures and that the loan products made available to Washington borrowers of protected races or ethnicities were less favorable than those made available to other similarly situated borrowers.

The October 28th Filing indicated that on October 6, 2008, Bank of America announced settlements in relation to allegations of unfair and deceptive marketing practices with the state

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attorneys general of several states, including Arizona, California, Connecticut, Florida, Illinois, Iowa, Michigan, North Carolina, Ohio, Texas and Washington (such states, together with such additional states that enter into settlements, the “Settling States”). The October 28th Filing indicated that the settlement with the Attorney General of Washington does not address the pending administrative action. The October 28th Filing indicated that following Bank of America’s settlement announcement on October 6, 2008, Bank of America entered into settlements with the states attorneys general of Nevada and Pennsylvania, and has engaged in negotiations, and may have entered into other settlements, with additional states attorneys general. The October 28th Filing indicated that the cornerstone of the settlements is a loan modification program for subprime borrowers and borrowers with negative amortization loans which is designed to avoid foreclosures, along with a nationwide fund of up to $150 million for payments to borrowers who have already experienced foreclosure.

The October 28th Filing indicated that while the outcome of the proceedings described above that are not subject to settlements with Settling States is unknown, the relief sought by the government officials in one or more of these matters could, if granted, result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of the mortgage loans in the CWMBS Securitization, permanent forgiveness of all or a portion of the amounts owing in respect of the related mortgage loans and/or increased reimbursable servicing expenses, which could result in delays and reductions in distributions to be made to certificateholders in the CWMBS Securitization or an increase in realized losses allocated to the certificates in the CWMBS Securitization.  Although the October 28th Filing was made with respect to the CWMBS Securitization, the relief sought by the government officials described above may, if granted, have a similar impact on other mortgage loans originated, sold or serviced by Countrywide, CHL or Countrywide Servicing and securitization transactions involving such mortgage loans.

In an announcement made on November 6, 2008 (the “November 6th Announcement”), Moody’s announced that it had confirmed the Servicer Quality ratings of CHL and Countrywide Servicing.  CHL and Countrywide Servicing are currently rated as SQ1 as a primary servicer of prime loans and SQ1- as a primary servicer of subprime, government insured and second lien loans, and as a special servicer.

The November 6th Announcement indicated that Moody’s had placed the Servicer Quality ratings on review for possible downgrade on September 27, 2007, as a result of a deterioration in financial condition and a resulting downgrade of the senior unsecured ratings of Countrywide to “Baa3” from “A3”.  The confirmation is a result of the acquisition of Countrywide, by Bank of America Corporation and the recent agreement with the Attorneys General.

In an announcement made on February 2, 2009 (the “February 2nd Announcement”), Fitch Ratings (“Fitch”) downgraded CHL’s servicer quality ratings as follows:

•	Primary servicer quality rating for prime residential loans to “RPS1-” from “RPS1”;

•	Primary servicer quality rating for Alt-A residential loans to “RPS2+” from “RPS1-”;

•	Primary servicer quality rating for subprime residential loans to “RPS2+” from “RPS1-”;

•	Primary servicer quality rating for HELOC residential loans to “RPS2+” from “RPS1-”; and

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•	Special servicer quality rating to “RSS2+” from “RSS1-”.

Fitch also affirmed CHL’s master servicer quality rating at “RMS2+”.

According to the February 2nd Announcement, the servicer rating actions reflect Fitch’s concern regarding the potential impact on servicing operations of continued pressure on CHL’s financial flexibility in the increasingly challenged residential mortgage market.

Recent Developments in Respect of PHH Mortgage Corporation

On October 2, 2007, PHH Mortgage Corporation’s (“PHH”) servicer quality ratings of “RPS1-” assigned to it by Fitch, as RMBS Primary Servicer of Prime, Alt-A and Home Equity mortgage loans, was placed on Rating Watch with an outlook of Rating Watch Negative.  On January 17, 2008, S&P downgraded PHH’s residential loan servicer ratings from “Strong/Stable” to “Above Average/Stable”.

In an announcement made on March 5, 2009 (the “March 5th Announcement”), Fitch downgraded PHH’s servicer quality ratings as follows:

•	Primary servicer quality rating for prime residential loans to “RPS2+” from “RPS1-”;

•	Primary servicer quality rating for Alt-A residential loans to “RPS2+” from “RPS1-”;

•	Primary servicer quality rating for HELOC residential loans to “RPS2” from “RPS1-”; and

•	Special subservicer quality rating to “RPS2+” from “RPS1-”.

According to the March 5th Announcement, the rating actions reflect Fitch’s downgrade of PHH Corporation’s Issuer Default Rating to “BB+” with a Negative Rating Outlook from “BBB+” on Rating Watch Negative on February 26, 2009.  According to the announcement, the rating actions also reflect continued pressure on PHH Corporation’s financial flexibility in the increasingly challenged residential mortgage market and the potential impact on PHH’s servicing operations.

In an announcement made on June 30, 2009, S&P affirmed its “Above Average” rankings on PHH as a residential loan and subordinate-lien servicer.  In addition, S&P revised its outlook on both rankings to negative.  According to the announcement, the outlook reflects recommendations for improvements in loss mitigation, telephony, statistics, and interal audit and Regulation AB processes.

Recent Developments in Respect of Washington Mutual Bank and its Affiliates

On September 25, 2008, Washington Mutual Bank, one of the servicers of the Mortgage Loans was closed by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”) was named receiver.  According to announcements made by the FDIC, upon the closure, JPMorgan Chase acquired the assets and most of the liabilities of Washington Mutual Bank from the FDIC as receiver for Washington Mutual Bank, in a transaction facilitated by the OTS and the FDIC.

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Pursuant to a Form 8-K dated September 25, 2008 (the “September 25th Announcement”) and filed by JPMorgan Chase & Co. (“JPMorgan”) with the SEC on September 26, 2008, JPMorgan announced it had acquired all deposits, assets and certain liabilities of Washington Mutual’s banking operations from the FDIC effective immediately.  In the September 25th Announcement, JPMorgan stated that it would not be acquiring any assets or liabilities of Washington Mutual, Inc., the parent holding company of Washington Mutual Bank or of Washington Mutual, Inc.’s non−bank subsidiaries.

The outcome of the foregoing developments on the servicing of the Mortgage Loans and its impact on the certificates is uncertain.

In an announcement on September 25, 2008 titled “Continuation of Contracts Transferred from Washington Mutual Bank” the FDIC stated that, by operation of law, parties to agreements by Washington Mutual Bank may not exercise any contractual or other rights to trigger termination, acceleration, default, or other actions based upon the insolvency of Washington Mutual Bank, the appointment of the FDIC as receiver, or the transfer of such agreements to JPMorgan Chase. The FDIC stated that sections 12 U.S.C. §§ 1821(d) and (e)(13) of the Federal Deposit Insurance Act, prohibit the exercise of such contractual or other rights in order to promote an orderly resolution of insured depository institutions.

Thus investors in the certificates should assume that the remedies for a servicer event of default that are described in the prospectus supplement under “The Servicers—Rights upon Events of Default” will not be available or exercisable based upon the insolvency of Washington Mutual Bank, the appointment of the FDIC as receiver, or the transfer of the servicing agreement to JPMorgan Chase.

The assumption by JPMorgan of servicing of the mortgage loans as part of its acquisition of Washington Mutual’s banking operations could involve the disruptions and other risks that are presented by any transfer of servicing. See “Risk Factors—The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates.”  In addition, given the unique nature and the scope of this acquisition, there may be other risks to certificateholders that cannot be determined at this time.

In a press release dated September 26, 2008 (the “September 26th Announcement”), S&P placed its “Above Average” residential prime rating, its “Above Average” residential subprime rating and its “Average” commercial mortgage primary, master, and special servicer ratings of Washington Mutual Bank on CreditWatch with negative implications. The September 26th Announcement noted that S&P’s CreditWatch negative placements followed the sale to JPMorgan and reflect the uncertainties that the sale presents regarding JPMorgan’s plans for the Washington Mutual servicing operations. The September 26th Announcement also stated that given JPMorgan’s quick acquisition of Washington Mutual, it is currently difficult to assess what the near-term and ultimate impact, if any, there will be to the loan servicing businesses of Washington Mutual Bank.

Pursuant to a Form 8-K filed on October 17, 2008, Washington Mutual, Inc. stated that on October 15, 2008, the United States Attorney’s Office for the Western District of Washington announced that, together with investigators from the Federal Bureau of Investigation, the Federal Deposit Insurance Corporation Office of Inspector General, the Securities Exchange Commission and the Internal Revenue Service Criminal Investigations, is examining the activities of Washington Mutual Bank, its leaders and others to determine if any federal laws were violated in connection with the failure of Washington Mutual Bank.

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In an announcement made on July 13, 2009, S&P withdrew its residential loan servicer and residential mortgage subprime servicer rankings on Washington Mutual Bank as a result of JPMorgan’s acquisition of the former parent company of Washington Mutual Bank and its assumption of servicing duties for all legacy Washington Mutual Bank loans under the Chase brand.  According to the announcement, S&P maintains “Strong” rankings on Chase as a residential mortgage servicer and subprime servicer.

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